Free Writing Prospectus (To the Preliminary Prospectus Supplement dated June 3, 2014)	Filed Pursuant to Rule 433 Registration Statement No. 333-179728

$800,000,000 of 3.65% Notes Due 2024

$800,000,000 of 4.80% Notes Due 2044

FINAL TERM SHEET

June 3, 2014

3.65% Notes Due 2024

Issuer:	International Paper Company
Security:	3.65% Notes due 2024
Principal Amount:	$800,000,000
Trade Date:	June 3, 2014
Settlement Date:	June 10, 2014 (T+5)
Final Maturity:	June 15, 2024
Interest Rate:	3.65% per annum
Public Offering Price:	99.626%
Yield to Maturity:	3.695%
Benchmark Treasury:	2.500% UST due May 15, 2024
Benchmark Treasury Price:	99-05+
Benchmark Treasury Yield:	2.595%
Spread to Benchmark Treasury:	+110 bps
Interest Payment Dates:	Semi-annually in arrears on June 15 and December 15, commencing December 15, 2014.
Optional Redemption:	Prior to March 15, 2024, at the greater of par and make whole at Treasury plus 15 basis points, plus accrued and unpaid interest to the date of redemption. On or after March 15, 2024, at par, plus accrued and unpaid interest to the date of redemption.
CUSIP/ISIN:	460146 CJ0 / US460146CJ08

4.80% Notes Due 2044

Issuer:	International Paper Company
Security:	4.80% Notes due 2044
Principal Amount:	$800,000,000
Trade Date:	June 3, 2014
Settlement Date:	June 10, 2014 (T+5)
Final Maturity:	June 15, 2044
Interest Rate:	4.80% per annum
Public Offering Price:	99.479%
Yield to Maturity:	4.833%
Benchmark Treasury:	3.625% UST due February 15, 2044
Benchmark Treasury Price:	103-18+
Benchmark Treasury Yield:	3.433%
Spread to Benchmark Treasury:	+140 bps
Interest Payment Dates:	Semi-annually in arrears on June 15 and December 15, commencing December 15, 2014.
Optional Redemption:	Prior to December 15, 2043, at the greater of par and make whole at Treasury plus 20 basis points, plus accrued and unpaid interest to the date of redemption. On or after December 15, 2043, at par, plus accrued and unpaid interest to the date of redemption.
CUSIP/ISIN:	460146 CK7 / US460146CK70

Ratings*:	Moody’s: Baa2 (Stable); Standard & Poor’s: BBB (Stable)
Book-Running Managers:	Deutsche Bank Securities Inc.

RBS Securities Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:	DNB Markets, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Rabo Securities USA, Inc.

Regions Securities LLC

Global Settlement:	Through The Depository Trust Company, including Euroclear or Clearstream, Luxembourg, as participants
Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Use of Proceeds:	We estimate that the aggregate net proceeds, after deducting underwriters’ discounts and commissions and other estimated offering expenses payable by us, from sale of the notes offered hereby will be approximately $1,579 million. We intend to use all or a portion of the net proceeds from this offering to fund the purchase price of the Tender Notes tendered and accepted by us for purchase in the Tender Offer, including the payment of accrued interest. We intend to use any net proceeds remaining from this offering, including if the Tender Offer is not consummated, for general corporate purposes, including repayment of indebtedness.

We expect to deliver the notes against payment by the underwriters on or about June 10, 2014, which will be the fifth business day following the date of the pricing of the notes (such settlement being referred to as “T+5”). Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact the notes initially will settle on T+5, to specify alternative settlement arrangements to prevent a failed settlement.

*Notes: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling any of the Book-Running Managers at the numbers below:

Deutsche Bank Securities Inc.	800-503-4611 (toll free)
RBS Securities Inc.	866-884-2071 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.